		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		Sep 30, 2026
		in € m.
	Debt (1):
	Long-term debt	110,763
	Trust preferred securities	282
	Long-term debt at fair value through profit or loss	33,941
	Total debt	144,987

	Shareholders' equity:
	Common shares (no par value)	4,891
	Additional paid-in capital	37,877
	Retained earnings	30,967
	Common shares in treasury, at cost	(1,661)
	Equity classified as obligation to purchase common shares	0
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(1,281)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(1,234)
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax	(27)
	Foreign currency translation, net of tax	(2,667)
	Unrealized net gains from equity method investments	11
	Total shareholders' equity	66,877
	Equity component of financial instruments	12,164
	Noncontrolling interest	1,622
	Total equity	80,664
	Total capitalization	225,651
	_________________
[1]	€ 52.0 billion (36%) of our debt was secured as of Sep 30, 2026.

Due to rounding, numbers may not add up precisely to the totals provided.